UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)

TERRA INDUSTRIES INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

457729101 (CUSIP Number)

N. Jordan

Secretary

Anglo American plc

20 Carlton House Terrace

London SW1Y 5AN, United Kingdom

011-44-207-698-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457729101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ANGLO AMERICAN plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 0 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TAURUS INVESTMENTS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 0 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

This Amendment No. 24 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 23, the “Schedule 13D”), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to common shares, no par value (the “Common Shares”), of Terra Industries Inc. (“Terra”), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:

“During the last five years, neither Anglo American nor Taurus nor, to the best knowledge of Anglo American or Taurus, any of the directors or executive officers of Anglo American or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 2 of the Schedule 13D is hereby further amended by deleting Annex A in its entirety and replacing it with Annex A to this Amendment No. 24.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text under Item 5 in its entirety and replacing it with the following:

“(a) Neither Anglo American nor Taurus nor, to the best knowledge of Anglo American or Taurus, any of the executive officers or directors of Anglo American or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

As of the date hereof, Anglo American and Taurus own no Common Shares of Terra.

(b) Neither Anglo American nor Taurus has voting or dispositive power with respect to any Common Shares of Terra.

(c) Since the most recent filing by Anglo American and Taurus on Schedule 13D with respect to the Common Shares of Terra, Taurus has consummated the Sale to the Purchasers on December 20, 2004 pursuant to the terms and conditions of the Stock Purchase Agreement. Taurus expects the Sale to result in net proceeds of approximately US$175,900,000, after deduction of fees and expenses payable to Lazard. Following consummation of the Sale, Anglo American and Taurus own no Common Shares of Terra.

(d) Not applicable.

(e) On December 20, 2004, Anglo American and Taurus ceased to be the beneficial owner of more than five percent of the Common Shares of Terra.”

Item 6. Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following sentences:

“The content of the Lazard Certificate, dated December 20, 2004, which is attached as an exhibit to this Schedule 13D, is incorporated by reference herein.”

CUSIP No. 457729101	SCHEDULE 13D	Page 5 of 9 Pages

Item 7. Material to be filed as Exhibits.

Exhibit	Document
Exhibit 99.1	Lazard Certificate, dated December 20, 2004.

CUSIP No. 457729101	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2004

ANGLO AMERICAN plc

By:	/s/ B. Keisler
Name:	B. Keisler
Title:	Executive Vice President, General Counsel

TAURUS INVESTMENTS S.A.

By:	/s/ J.A. Thompson
Name:	J.A. Thompson
Title:	Secretary

CUSIP No. 457729101	SCHEDULE 13D	Page 7 of 9 Pages

ANNEX A

I. The following list sets forth certain information concerning each of the Directors and Executive Officers of Anglo American plc.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Anglo American

Name:	Mr A.J. Trahar (Chief Executive)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American

Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr B.E. Davison (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Director, Anglo American

Name:	Dr. C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford, GU5 OAL, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr R.M. Godsell (Non-Executive Director)
Citizenship:	South African
Business Address:	11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:	Executive Director and Chief Executive, AngloGold Ashanti Limited

Name:	Mr D.A. Hathorn (Member of Executive Committee)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Mondi (Europe)

Name:	Mr. R.J. King (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Vice President, Group Human Resources and Business Strategy, Anglo American

Name:	Mr A.W. Lea (Finance Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American

Name:	Mr G. Lindahl (Non-Executive Director)
Citizenship:	Swedish
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

CUSIP No. 457729101	SCHEDULE 13D	Page 8 of 9 Pages

Name:	Mr R.J. Margetts CBE (Senior Independent Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc

Name:	Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:	Brazilian
Business Address:	Rua do Mercado, 11/1711/17° andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation:	Director of Companies

Name:	Mr W.A. Nairn (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Technical Director, Anglo American

Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013, South Africa
Principal Occupation:	Director and Chairman, De Beers S.A.

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	BP Town Square, 61 St George’s Mall, Cape Town 8001, South Africa
Principal Occupation:	Regional President, BP Africa

Name:	Sir David Scholey (Non-Executive Director)
Citizenship:	British
Business Address:	1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr S.R. Thompson (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American Base Metals Division

Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgian
Business Address:	Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:	Director of Companies

CUSIP No. 457729101	SCHEDULE 13D	Page 9 of 9 Pages

II. The following list sets forth certain information concerning each of the Directors and Executive Officers of Taurus Investments S.A.

Name:	Mrs G.F. Adams (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Manager, Human Resources and Administration, Anglo American Luxembourg S.A.

Name:	Mr T.A.M. Bosman (Director)
Citizenship:	Dutch
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Group Tax & Finance Manager, Anglo American Luxembourg S.A.

Name:	Mr N. Jordan (Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Secretary, Anglo American

Name:	Mr A. F. Pace-Bonello (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	General Manager, Anglo American Luxembourg S.A.

Name:	Miss J.A. Thompson (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Company Secretary, Anglo American Luxembourg S.A.